Exhibit A

FAIRMONT HOTELS & RESORTS INC.

ANNUAL INFORMATION FORM

May 17, 2004

Notes:
(1)	In this Annual Information Form, all dollar amounts are in United States dollars unless stated otherwise.
(2)	In this Annual Information Form, information is given as at May 17, 2004 unless stated otherwise.

FORWARD-LOOKING INFORMATION

     This Annual Information Form contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating, but not limited, to Fairmont Hotels & Resorts Inc. and its subsidiaries’ (“FHR” or the “Corporation”) operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

     Readers are cautioned not to place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by FHR. By its nature, the Corporation’s forward-looking information involves numerous assumptions, inherent risks and uncertainties including, but not limited to, the following factors: adverse factors generally encountered in the lodging industry; significant regulation of the lodging industry; the risks associated with environmental regulation; the risks associated with real estate investments; the risks associated with world events including war, terrorism, international conflicts and contagious illness outbreaks; significant competition; failure to obtain new or maintain existing management contracts; FHR’s acquisition, expansion and development strategy being less successful than expected; the seasonality of FHR’s business and operations; the impact of extreme weather conditions and natural disasters; the potential negative effects of strikes and work stoppages; vacation ownership is subject to extensive regulation; currency fluctuations; debt financing risks; FHR’s ability to obtain capital to finance the growth of its business; potential covenants in FHR’s financing agreements limiting its discretion; and the inability of FHR to assure investors that a judgment of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

     The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise, or the foregoing list of factors affecting such information.

RISK FACTORS

     This section describes some, but not all, of the risks associated with an investment in FHR’s securities. The order in which these risks are listed does not necessarily indicate their relative importance. Investors should carefully consider these risks in addition to the other information contained in this Annual Information Form.

     If any event arising from these risks occurs, FHR’s business, prospects, financial condition, results of operations or cash flows could be materially adversely affected, and therefore the market price of the Corporation’s securities could decline.

     This section describes the major risks associated with our operations that could cause reported financial information to not necessarily be indicative of future operating results. The order in which these risks are listed does not necessarily indicate their relative importance. If any event arising from these risks were to occur, our business, prospects, financial condition, results of operations or cash flows could be materially adversely affected.

     Our operations are subject to adverse factors generally encountered in the lodging industry.

     We manage and own hotels in both the luxury and first-class segments of the lodging industry. This subjects us to the operating risks inherent in the industry. Besides the specific conditions discussed in more detail below, these risk factors include:

•	cyclical downturns arising from changes in general and local economic conditions;

•	varying levels of demand for rooms and related services caused by changes in popular travel patterns;

•	the financial condition of the airline industry and the resulting impact on air travel;

•	periodic local oversupply of guest accommodations, which may adversely affect occupancy rates and actual room rates achieved;

•	competition from other luxury and first-class hotels and resorts;

•	the impact of internet intermediaries on pricing;

•	the recurring need for the renovation, refurbishment and improvement of hotel and resort properties;

•	changes in wages, prices, construction and maintenance costs that may result from inflation, government regulations, changes in interest rates or currency fluctuations;

•	the availability of financing for operating or capital requirements;

•	seasonal variations in cash flow; and

•	other factors including war, international conflicts, terrorism, contagious illness outbreaks, natural disasters, extreme weather conditions and labor shortages, work stoppages or disputes.

     The effect of these factors on the Company varies on a hotel-by-hotel basis depending on its geographic location and whether we own or manage the property.

The lodging industry is subject to significant regulation.

     We are subject to numerous laws and regulations in all of the jurisdictions in which we operate, including those relating to the preparation and sale of food and beverages, such as health and liquor licensing laws. Our properties are also subject to laws and regulations governing relationships with employees in such areas as minimum wage and maximum working hours, overtime, working conditions, hiring and terminating of employees and work permits. Furthermore, the success of our strategies to expand existing properties, acquire new properties or to open newly-constructed properties is contingent upon, among other things, receipt of all required licenses, permits and authorizations, including local land use permits, building and zoning permits, health and safety permits and liquor licenses. Changes or concessions required by regulatory authorities could also involve significant additional costs and delay or prevent completion of the construction or opening of a project or could result in the loss of an existing license. As a result of the geographic diversity of our businesses, these regulatory matters arise in a number of jurisdictions, many of which have distinctive regulatory regimes.

     Under the United States’ Americans with Disabilities Act (“ADA”) and similar state legislation, all public accommodations in the U.S. are required to meet various requirements related to access and use by disabled persons. If a U.S. court or administrative agency determines that any of our U.S. hotels are not in compliance with the ADA, the result could be a judicial or administrative order requiring compliance, imposition of a fine or an award of damages to private litigants, including possible class damages. We have responsibilities under the ADA for both our owned and managed hotels in the United States. Under the management agreements for our managed hotels in the U.S., costs associated with the ADA are generally borne by the owner, however, any adverse rulings could have an adverse effect on the fees we earn on such management contracts.

Operations are subject to laws and regulations relating to environmental matters.

     As the current or previous owner or operator of certain hotels, we could also be liable for the clean up of contamination and other corrective actions under various laws, ordinances and regulations relating to environmental matters. These laws, ordinances and regulations often impose liability without regard to whether the owner or operator knew of, or was responsible for, the condition requiring the environmental response. The presence of contamination from hazardous or toxic substances, or the failure to remedy a contaminated property properly, may affect an owner’s ability to sell or rent the property, to use the property for its intended purpose, or to borrow using the property as a collateral. In addition, as we arrange for the disposal or treatment of hazardous or toxic substances, we may be liable for the cost of removal or remediation of substances at the disposal or treatment facility, regardless or whether the facility is or was owned or operated by us. As the manager or owner of various hotels, we could be held liable for the cost of remedial action with respect to environmental matters.

     Environmental laws require abatement or removal of certain asbestos-containing material (“ACM”) in the event of damage, demolition or renovation. We have an asbestos abatement program and continue to manage ACM in many of our hotels.

     Laws and regulations change over time and we may become subject to more stringent environmental laws and regulations and may also face broader environmental liability under common law. We are presently not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or had previously managed or owned, but such liabilities may exist and may be material.

     Each year, every property, whether managed, franchised or owned, is required to complete an environmental questionnaire which covers such items as the training of employees in the handling and disposal of hazardous materials, whether there have been any environmental incidents and, if so, the remedial action taken, as well as environmental initiatives introduced by the hotel. This questionnaire also identifies any new laws or regulations being imposed by local, state or provincial governments and a property’s proposed response to such laws or regulations. We are not aware of any potential material environmental liabilities for which we will be responsible with respect to any of the properties which we currently or have previously managed or owned.

Real estate investments are subject to numerous risks.

     We own and lease hotels and are therefore subject to the risks that generally relate to investments in real property. The investment returns available from equity investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the related properties, as well as the expenses incurred. In addition, a variety of other factors affect income from properties and real estate values, including governmental regulations, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing zoning or tax laws can make it more expensive and/or time-consuming to develop real property or expand, modify or renovate properties. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. Similarly, as financing becomes less available, it becomes more difficult both to acquire and to sell real property. Governments can, under eminent domain laws, expropriate or take real property for less compensation than an owner believes the property is worth. Any of these factors could have a material adverse impact on our results of operations or financial condition, as well as on our ability to make distributions to shareholders. In addition, as our hotel real estate investments are in the luxury and first-class segments and include some properties located outside of North America, they may be relatively difficult to sell in a timely manner. Further, any additional properties we acquire may be subject to the same risks. If our properties do not generate revenue sufficient to meet operating expenses, including debt service and capital expenditures, our income will be adversely affected. Further, any additional properties acquired will be subject to the same risks.

World events have an impact on our industry.

     Various events including war, international conflicts, terrorism and contagious illness outbreaks (such as SARS), or the perceived threat of these events, may cause disruption in domestic and international travel. Recent world events have negatively impacted on the lodging industry and have had an adverse impact on our results of operations and financial condition. The continued weakness of the lodging industry, or future world events, could have a material adverse impact on our results of operations, financial condition and cash flow.

There is a great deal of competition in the lodging industry.

     There is intense competition between the operators of both luxury and first-class hotels for guests, to secure new management contracts and to acquire hotels. Competition is based primarily on brand name recognition, convenience of location, quality of the property, room rates and the range and quality of food, services and amenities offered. Demographic, political or other changes in one or more of our markets could adversely affect the convenience or desirability of our properties.

     We also compete for management contracts and acquisition opportunities with other luxury and first-class hotel managers and owners who may have substantially greater financial resources. This competition may have the effects of reducing the number of suitable investment opportunities available to us and increasing our cost to acquire investments.

Failure to obtain new or maintain existing management contracts could adversely affect our results of operations.

     Management contracts expire or are acquired, terminated or renegotiated in the normal course of business. We manage hotels for various third party hotel owners subject to the terms of each property’s management contract. These contracts can generally be terminated by the non-defaulting party upon default in payment or unremedied failure to comply with the terms of the contract. Typically, our management contracts are subject to economic performance tests that, if not met or remedied, could allow a contract to be terminated by the owner prior to the expiration of its term. Failure to maintain the standards specified in the contract or to meet the other terms and conditions of a contract could result in the loss or cancellation of a management contract. Some management contracts can also be terminated if the owner sells the property to a new owner that does not want to retain the existing contract. In certain cases, these contracts provide for a termination payout upon cancellation of the contract.

     In many jurisdictions, in the event of bankruptcy or insolvency proceedings in respect of a hotel, a management contract may be subject to termination or may not be enforceable against a trustee in bankruptcy or other similar representative of the owner. In such circumstances, the management company would generally have an unsecured claim for breach of contract against the owner of the property or its estate.

     Further, in the event of enforcement proceedings by a secured lender in respect of a hotel, a management contract may not be enforceable by us against the lender unless, to the extent permitted by applicable bankruptcy or insolvency laws, the lender has executed a non-disturbance agreement.

Our acquisition, expansion and development strategy may be unsuccessful.

     We intend to increase revenues and net income by increasing the number of hotels under management through securing new management agreements, strategic partnerships for new hotel development, the acquisition of new properties and the expansion of existing properties. It is not possible to assure that future management or acquisition opportunities will exist on acceptable terms, that any newly managed or acquired properties will be successfully integrated into our operations or that we will fully realize the intended results of our strategy. We cannot give assurance that we will be able to secure necessary financing upon acceptable terms.

Our business and operations are seasonal.

     Our hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. Revenues are typically lower in the first and fourth quarters and higher in the second and third quarters of the year. As a result of this seasonability, our working capital needs fluctuate significantly during the year. Furthermore, adverse business or economic conditions during the second and third quarters could have a material adverse effect on results of operations for the full year.

Operations may be adversely affected by extreme weather conditions and the impact of natural or other disasters.

     We operate properties in a variety of locales, some of which are subject to extreme weather patterns that may affect the hotels as well as customer travel. Extreme weather conditions can, from time to time, have a significant adverse financial impact upon individual properties or particular regions.

     Properties may also be vulnerable to the effects of destructive forces, such as earthquakes, hurricanes, fire, storms and flooding. For example, our two owned properties in Bermuda suffered extensive hurricane damage in September 2003 resulting in $9 million of uninsured costs. Although our properties are insured against property damage, damages resulting from so-called “acts of God” or otherwise, including acts of terrorism, may exceed the limits of the insurance coverage or be outside the scope of that coverage.

Our ability to operate our facilities may be adversely affected if relations with employees were to deteriorate.

     Relations with employees in various countries, including the more than 14,000 employees represented by 22 labor unions, could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on employees, whether they are employed directly or supervised by Fairmont or Delta, and the employees’ ability to provide high-quality personal service to guests. Any labor shortage or stoppage caused by disagreements with employees, including those represented by labor unions, could adversely affect our ability to provide these services and could result in the temporary closure of a particular hotel, reduce occupancy and room revenue or potentially damage our reputation.

Vacation Ownership is subject to extensive regulation.

     We are developing and will operate vacation ownership resorts and are subject to extensive government regulation in the jurisdictions where the vacation ownership resorts will be located and in which VOIs are marketed and sold. In addition, the laws of many jurisdictions in which we may sell VOIs grant the purchaser the right to rescind the purchase contract at any time within a statutory rescission period. Although we believe that we are in material compliance with all applicable laws and regulations to which vacation ownership marketing, sales and operations are currently subject to, changes in these requirements or a determination by a regulatory authority that we are not in compliance could adversely affect the Company. Additionally, if the purchaser of a VOI defaults, we may not have recovered marketing, selling and general and administrative costs related to the sale of the VOI.

Currency fluctuations may have a material adverse effect on our financial statements.

     We have hotel management and ownership operations in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates and record financial results for operations in each country in the currencies of these jurisdictions, while reporting consolidated financial results in U.S. dollars. As a result, our earnings and financial position could be affected by foreign exchange rate fluctuations, specifically changes in the value of the U.S. dollar, through both (i) translation risk, which is the risk that financial statements for a particular period, or as of a certain date, depend on the prevailing exchange rate of the various currencies against U.S. dollar; and (ii) transaction risk, which is the risk that the currency of costs and liabilities fluctuates in relation to the currency of revenues and assets, which may adversely affect operating margins.

     With respect to translation risk, fluctuations of currencies against the U.S. dollar can be substantial and therefore our reported results could fluctuate materially as a result of foreign exchange fluctuations. We endeavor to match foreign currency revenues and costs, and assets and liabilities, to provide a natural hedge against translation and transaction risks, although there can be no assurance that these measures will be effective in the management of these risks.

     In addition to translation risk and transaction risk, a significant increase in the value of a currency in the countries we operate in, such as the 22% increase in the Canadian dollar from January 2, 2003 to December 31, 2003, may have an adverse impact on the level of demand at some of our hotels.

We are subject to a number of risks associated with debt financing.

     As a result of incurring debt, we are subject to a number of risks associated with debt financing, including the risk that cash flow from operations will be insufficient to meet required payments of principal and interest; the risk that, to the extent that we maintain floating rate indebtedness, interest rates will fluctuate; and risks resulting from the fact that the agreements governing loan and credit facilities contain covenants imposing certain limitations on our ability to acquire and dispose of assets.

     There can be no assurance that we will be able to repay or refinance existing indebtedness and any other indebtedness when it matures or that the terms upon refinancing will be favorable. Our leverage may have important consequences. For example, our ability to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or financing may not be available on favorable terms. A substantial decrease in operating cash flow or an increase in expenses could make it difficult for us to meet its debt service requirements and force us to modify our operations. We may have higher levels of debt than some of our competitors, placing us at a competitive disadvantage.

There can be no assurance that we will be able to obtain the necessary additional capital to finance the growth of our business.

     The acquisition and expansion of hotels, as well as the ongoing renovations, refurbishment and improvements required to maintain or upgrade existing properties, are capital intensive. Such costs are funded from operating cash flow and financing. The availability of future borrowings and access to the capital markets for financing depends on prevailing market conditions and the acceptability of financing terms offered. There can be no assurance that future debt or equity financings will be available, or available on acceptable terms, in an amount sufficient to fund its needs. In addition, an inability to obtain financing for a project could cause cancellation or short-term interruption of construction or development of projects.

Covenants in our financing agreements could limit our discretion in operating our businesses.

     Our financing agreements contain covenants that include limits on additional debts secured by mortgage properties, limits on liens on property, minimum EBITDA to interest coverage ratios, maximum debt to EBITDA ratios and limits on mergers, asset sales and capital expenditures. Future financing agreements may contain similar, or even more restrictive, provisions and covenants. If we fail to comply with the restrictions in present or future financing agreements, a default may occur. A default could allow creditors to accelerate the related debt as well as any other debt to which a cross-acceleration or cross-default provision applies. A default could also allow creditors to foreclose on the properties securing such debt. Credit facilities typically require the repayment of funds or cash flow sweeps when certain coverage ratios are not met.

We cannot assure investors that a judgement of a United States court for liabilities under U.S. securities laws would be enforceable in Canada, or that an original action can be brought in Canada by investors for liabilities under U.S. securities laws.

     We are a Canadian corporation. A majority of our directors and officers are residents of Canada and most of our assets and the assets of our directors and officers are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States on us or our directors and officers or enforce judgements obtained in U.S. courts against FHR or its directors and officers based upon the civil liability provision of U.S. federal or state securities laws.

     We have been advised by counsel that there is doubt as to whether a judgment of a U.S. court based solely upon the civil liability provision of U.S. federal or state securities laws would be enforceable in Canada against FHR or its directors and officers. There is also doubt as to whether an original action could be brought in Canada against FHR or its directors and officers to enforce liabilities based solely upon U.S. federal or state securities laws.

CURRENCY EXCHANGE RATES

     Except where otherwise indicated, all dollar amounts used in this Annual Information Form are expressed in United States dollars and “$” and US$ means United States dollars. The following table sets out: (i) the noon rates of exchange for the United States dollar, expressed in United States dollars per Canadian dollar, in effect at the end of the periods indicated; (ii) the average noon exchange rates for these periods; and (iii) the high and low exchange rates during these periods, based on the rates quoted by the Bank of Canada.

	January 1, 2004		Years ended December 31
	through
U.S. Dollar per Canadian Dollar	May 17, 2004		2003		2002		2001
Noon rate at end of period	US$	0.7220	US$	0.7738	US$	0.6331	US$	0.6279
Average noon rate for period		0.7518		0.7135		0.6368		0.6446
High for period		0.7879		0.7738		0.6598		0.6697
Low for period		0.7159		0.6350		0.6179		0.6241

     On May 17, 2004, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.7220. On June 30, 2001, the rate of exchange based on the noon rate as quoted by the Bank of Canada was US$0.6589. All historical financial information in this document up to June 30, 2001 has been converted into United States currency using this exchange rate. After June 30, 2001, financial information has been converted based on actual noon rates or average noon rates for the period as appropriate.

ITEM 1: CORPORATE STRUCTURE

     The issuer’s full corporate name is Fairmont Hotels & Resorts Inc. FHR is incorporated under the Canada Business Corporations Act.

     The articles of the Corporation provide for authorized capital of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

     As of May 17, 2004 the intercorporate relationships among FHR, its principal subsidiaries and Legacy Hotels Real Estate Investment Trust (“Legacy”) are depicted in the diagram below.

FHR Properties Inc. (“FHRPI”) (Canada) 100% Fairmont Hotels & Resorts Inc. (“FHR”) (Canada) FHR Holdings Inc. . (“FHRHI”) (Canada) 100% Fairmont Hotels Inc. (“Fairmont”) (Canada) 83.5% Delta Hotels Limited (“Delta”) (Ontario) 100% FHR Real Estate Corporation (“FHRREC”)(Canada) 100% Legacy Hotels Real Estate Investment Trust (“Legacy”)(Alberta) 35%

(1)	FHRPI holds FHR’s interests in the Southtown and Coal Harbour lands.

(2)	Legacy is an unincorporated closed-end real estate investment trust formed under the laws of the Province of Alberta.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

     FHR has operated and owned hotels and resorts for over 116 years. Until September 2001, the Corporation was known as Canadian Pacific Limited (“CPL”). Effective October 1, 2001, pursuant to the plan of arrangement approved by the shareholders of CPL and by the court, CPL completed a major reorganization (the “Arrangement”), which divided CPL into five new public companies – Canadian Pacific Railway Limited, CP Ships Limited, PanCanadian Energy Corporation and Fording Inc., while retaining its investment in Canadian Pacific Hotels & Resorts Inc. which has since been renamed FHR Holdings Inc. (“FHRHI”).

     In 1997, FHRHI was a Canadian hotel management and ownership business with 25 properties, with approximately 11,000 guestrooms and one luxury brand, Canadian Pacific Hotels. The portfolio was primarily a combination of FHR’s original Canadian Pacific properties and seven hotels purchased from Canadian National Railway Co. in 1988. In November 1997, FHR sold 11 city center business hotels to Legacy concurrent with Legacy’s commencement of operations and initial public offering. FHR acquired an approximate 33% interest in Legacy under this offering. In 1998, FHR purchased Delta, which at the time had 27 hotels and 10,000 guestrooms under management or franchise. Also in 1998, FHR purchased the Princess hotel portfolio, a group of seven warm weather resorts in Mexico, Bermuda, Barbados and the United States.

     In October 1999, Fairmont was created through the combination of FHR’s luxury hotel management business with that of Fairmont Hotel Management L.P. (“Fairmont L.P.”), a U.S. based luxury hotel manager. Fairmont immediately became the largest luxury hotel management company in North America, as measured by the number of rooms under management. FHR contributed management contracts for 27 luxury properties while Fairmont L.P. contributed management contracts for seven hotels in key United States gateway cities and all rights to the Fairmont brand. This acquisition provided FHR with an international luxury brand under which it now operates its world-class hotels and its luxury hotel management business.

Significant Acquisitions

     In January 2001, FHR acquired the remaining 51% of its Barbados hotels, The Fairmont Royal Pavilion and The Fairmont Glitter Bay for approximately $20 million. In February 2001, FHR acquired The Fairmont Kea Lani Maui on the Wailea coast in Maui, Hawaii for approximately $215 million. In July 2001, FHR purchased a 50% equity interest in The Fairmont Copley Plaza Boston for $21 million in cash from interests controlled by Prince Alwaleed Bin Talal Bin Abdulaziz Al Saud (“Prince Alwaleed”). In February 2003, FHR acquired the remaining 50% equity interest controlled by Prince Alwaleed. The total purchase price for 100% of The Fairmont Copley Plaza Boston was approximately $117 million and was satisfied by the issuance of one million common shares, the assumption of a mortgage at $64.5 million and cash paid of $30.7 million. In November 2001, FHR made a $29 million investment to secure the long-term, incentive-based management contract of The Fairmont Dubai, which opened in February 2002. Subsequently, $7 million of this investment was allocated to another management contract on similar terms for a property that will be built in Abu Dhabi, United Arab Emirates. In addition, a further $7 million will be repaid to FHR if a third management contract is not provided by January 2008.

     In September 2002, FHR acquired the 16.5% interest in Fairmont held by a subsidiary of Kingdom Hotels (USA), Ltd. (“Kingdom”), an affiliate of a trust created by Prince Alwaleed. In consideration for the shares of Fairmont, FHR issued 2,875,000 shares to Kingdom, equivalent to approximately 3.7% of FHR’s issued and outstanding shares. As a result of this transaction, FHR increased its controlling interest in Fairmont to 83.5%. The remaining 16.5% of Fairmont is held by one of the original owners of Fairmont L.P., a fund represented by Maritz, Wolff & Co. (“Maritz Wolff”). FHR and Maritz Wolff are parties to a shareholders agreement in respect of Fairmont which addresses various governance matters and provides the parties with certain rights including the right of Maritz Wolff to put its Fairmont shares to Fairmont for $69 million at any time prior to October 1, 2004. The shareholders agreement also provides each party with the right to acquire the other’s shares at fair market value (as defined in the shareholders agreement) in certain limited circumstances including in the event the other party becomes insolvent or commits an act of bankruptcy, or is acquired, whether directly or indirectly, by a competitor of Fairmont. On April 6, 2004, Maritz Wolff and FHR agreed that Maritz Wolff will sell its Fairmont shares to FHR by no later than October 1, 2004 for $70 million. Upon such purchase, the shareholders agreement will terminate.

     In September 2002, FHR invested $8 million for a 19.9% interest in The Fairmont Sonoma Mission Inn & Spa in Sonoma County California and secured a long-term management contract for the property. FHR has committed to advance a loan of $10 million on arms-length commercial terms to this hotel. In December 2002, FHR acquired The Fairmont Orchid, Hawaii for approximately $140 million. See “Owned Hotels”.

Significant Dispositions

     In February 2001, FHR sold The Fairmont Empress in Victoria, British Columbia and Fairmont Le Château Frontenac in Quebec City, Quebec to Legacy for approximately $200 million, while retaining the long-term management contracts, each of which had a remaining term of 49 years at the time of sale.

ITEM 3: NARRATIVE DESCRIPTION OF THE BUSINESS

Overview

     FHR is one of North America’s leading managers of luxury hotels. FHR currently has 82 luxury and first-class hotels and resorts in its portfolio, representing more than 33,000 rooms. The properties are located in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. An additional two properties are currently under development. FHR has operated and owned hotels for over 116 years and currently manages properties principally under the Fairmont and Delta brand names.

Hotel Ownership

     FHR has real estate ownership interests ranging from approximately 19.9% to 100% in 23 properties. This distinctive collection of hotel properties is located primarily in exclusive resort destinations or key North American gateway cities. All of FHR’s hotel ownership interests are held directly or indirectly by FHR Real Estate Corporation (“FHRREC”), with the exception of The Fairmont Chateau Lake Louise, and the equity interest in The Fairmont Sonoma Mission Inn & Spa, which are held by other subsidiaries of FHR. Fairmont manages the 21 luxury properties and Delta manages the two first-class properties.

     The majority of FHR’s income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses (“EBITDA”) are generated by its ownership operations. Approximately 55% of gross revenue from hotel ownership is generated from room revenue and 30% is generated from food and beverage services. Other revenue streams such as spa facilities, golf courses, retail operations, parking and laundry, contribute the balance of revenues earned by the owned properties.

     Approximately 65-70% of FHR’s EBITDA is generated by hotel ownership interest in 11 properties in seven locations. The Fairmont Banff Springs and The Fairmont Chateau Lake Louise, located in Banff National Park in the Canadian Rockies, are protected by high barriers to entry since development in the park is controlled by the Government of Canada. The Fairmont Chateau Whistler is in Whistler, British Columbia, a year-round resort widely recognized as one of North America’s best ski destinations. The Whistler hotel market is nearing full development capacity, which will restrict new supply growth. The Fairmont Scottsdale Princess is a Five Diamond hotel in the upper-upscale market in the growing Scottsdale, Arizona market, which has recently experienced new hotel supply. The Fairmont Hamilton Princess and The Fairmont Southampton are located in Bermuda, where FHR enjoys favorable income tax treatment on its earnings. The Fairmont Acapulco Princess and The Fairmont Pierre Marques in Acapulco, Mexico represent an opportunity to create increases in the value of FHR’s portfolio through the continuing development of these resorts. The Fairmont Kea Lani Maui, an all-suite resort located in Wailea, Maui and The Fairmont Orchid, Hawaii are both located in some of Hawaii’s most sought after locations. The Fairmont Copley Plaza in Boston recently completed a major renovation program restoring the hotel to its original grandeur.

Investment in Legacy

     FHR also has an approximate 35% equity interest in Legacy, which owns 22 hotels across Canada and two in the United States, all of which are managed by either Fairmont or Delta. To date, FHR has accounted for its ownership interest in Legacy on an equity basis. Pursuant to recent changes in accounting rules that came into effect in 2004 under U.S. generally accepted accounting principles and which will come into effect in 2005 under Canadian generally accepted accounting principles, FHR has determined that it will be required to consolidate within its financial statements Legacy’s financial results. FHR believes that consolidating Legacy would complicate investors’ ability to assess FHR’s financial performance. Based on FHR’s analysis to date, were FHR to reduce its equity investment in Legacy to less than 25%, the Company could continue to equity account for its Legacy holding without consolidation. Accordingly, on April 27, 2004, FHR announced that it may, subject to favourable market conditions, reduce its investment in Legacy during 2004, pursuant to one or several transactions. FHR believes that the mutual benefits of their relationship would remain substantially unchanged notwithstanding a reduction in its equity interest.

     Legacy and FHR are parties to a strategic alliance agreement, which provides Legacy with the right to participate in any new investments made by FHR in resorts or city center hotels located in Canada. This agreement provides FHR with a potential buyer for FHR’s stabilized hotels while enabling FHR to retain long-term management contracts for these properties. As a capital partner, Legacy also provides FHR with additional management contract opportunities.

Real Estate Activities

     FHR also holds other real estate assets, which consist primarily of the Southtown lands in Toronto, Ontario and the Coal Harbour lands in Vancouver, British Columbia. FHR owns 100% of the Toronto lands and a 75% interest in the Vancouver lands. Currently there are no formal plans to build new hotels at these locations. FHR expects to sell the remaining lands over the next four years.

     The Southtown lands are located in the core of downtown Toronto between the financial district and Lake Ontario and are in close proximity to Air Canada Centre. More specifically, the site is located south of Union Station and north of the Gardiner Expressway, primarily on both sides of York Street. To date, FHR has disposed of two parcels of the Southtown lands and is party to ongoing discussions with several prospective parties who have expressed interest in purchasing certain of the remaining sites. The remaining seven parcels of land are zoned for the development of 4.9 million square feet of hotel, office, and residential uses.

     The Coal Harbour lands in downtown Vancouver, are located along the Burrard Inlet waterfront, west of The Fairmont Waterfront Hotel and overlook the harbour and Stanley Park. To date, FHR has sold all the land except for one remaining residential site contracted for sale by the summer of 2004 and one site zoned for hotel development, which combined, allow for the development of 1.1 million square feet. A number of prospective parties have recently expressed an interest in the hotel site.

     Management has launched a vacation ownership product, Fairmont Heritage Place, which it believes will allow FHR to compete for new development opportunities and improve its return on owned assets by better leveraging its existing hotel infrastructure. Construction is underway for the first phase of FHR’s first vacation ownership project, which is located in Acapulco, Mexico. Management has also identified potential vacation ownership opportunities in Scottsdale, Bermuda and Barbados.

Management Operations

     FHR manages hotels under two subsidiaries, Fairmont and Delta, each with their own distinct brand identity. Under their respective management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and the safekeeping, repair and maintenance of the physical assets. For these services, Fairmont and Delta earn a base fee, which is typically in the range of 2.5% to 3.5% of a property’s gross revenues and can earn an incentive fee based on the property achieving certain operating performance targets.

Fairmont

     Fairmont is North America’s largest luxury hotel management company as measured by rooms under management. Currently, Fairmont manages more than 21,000 rooms at 44 luxury properties in major city centers and resort destinations throughout Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. Fairmont caters to the luxury segment of the market, which is sometimes referred to as four or five star. Luxury hotels are full service properties offering an exceptional level of personalized service and a complete range of amenities and facilities, including food and beverage outlets, meeting rooms and recreational activities. The hotel staff to guest ratio tends to be higher at luxury hotels in order to allow for more personalized service.

     Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2004, FHR expects about 30% of Fairmont’s management contracts to earn incentive fees. Within the next one to two years, the majority of current contracts are expected to earn incentive fees. Most of these contracts have set thresholds that do not change over the life of the contract unless significant renovations are made to the managed hotel. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts.

     One of Fairmont’s strengths is the diversity of its revenue base, which is relatively balanced between individual and group travel and between business and leisure travel. The individual or transient traveler is typically less price sensitive, whereas the group travel business helps build occupancy in off-peak seasons, providing stability in earnings. Business travel accounts for approximately half of Fairmont’s revenues under management and the balance is derived from leisure travel. Further diversification is provided to Fairmont as approximately 55% of revenues are derived from city center locations and the balance from resort properties. The resorts attract both corporate travelers for offsite retreats and leisure customers who take advantage of the activities and amenities offered by these locations.

     Fairmont enjoys a considerable competitive advantage in the group business segment of the industry over other luxury four or five star brands, due to its large meeting facilities and greater number of guestrooms. Fairmont’s average number of rooms per hotel is approximately 500, whereas Fairmont’s major competitors, including Ritz-Carlton, Four Seasons, Sheraton Luxury Collection and Preferred Hotels and Resorts, generally range between 200 to 330 rooms per hotel. See “Hotels Under Management”.

     Fairmont has certain amenities and expertise in diverse areas that distinguish it in the luxury sector. For example, its Fairmont Gold product has carved out a niche that competes with other luxury hotels. This “hotel within a hotel”, typically one or two floors of a Fairmont property, has its own check-in desk, lounge area, upgraded amenities in each guestroom and offers superior personalized service. This product commands a higher rate and competes with the upper end of the luxury hotel segment from both a service and room rate perspective.

     Fairmont also has resources dedicated to both golf and spa operations. FHR has operated golf courses since 1911 and its courses, situated in some of North America’s finest natural settings, are designed by some of the world’s foremost golf course architects. Fairmont has considerable experience in golf course management and maintenance and retail golf operations. FHR is Canada’s leading operator of high-end resort golf courses. Over the past six years, FHR has completed major renovation and modernization to some of its classic golf courses and is currently renovating a golf course in Acapulco.

     Fairmont introduced its new spa product, “Willow Stream The Spas At Fairmont”, with the opening of Willow Stream the spa at The Fairmont Scottsdale Princess in December 2001. In 2002, Fairmont expanded its spa product to The Fairmont Empress, The Fairmont Dubai, The Fairmont Southampton, The Fairmont Acapulco Princess and The Fairmont Banff Springs. Fairmont has converted the existing spa at The Turnberry Isle Resort & Club in 2004.

Delta

     Delta is Canada’s largest first-class hotel management company, with over 11,000 rooms at 38 managed and franchised properties across Canada. Since FHR acquired Delta in 1998, FHR has upgraded its portfolio of properties and enhanced the reputation of the Delta brand. Delta strengthens FHR’s leadership position in the Canadian marketplace, adds a complementary brand to its portfolio and allows FHR to achieve significant economies of scale.

     Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2004, approximately one-third of Delta’s managed hotels are expected to earn incentive fees. Delta participates in up to 30% of earnings above the threshold on some of its management contracts.

     Delta has certain amenities and expertise in diverse areas that distinguish it in the first-class sector. For example, Delta’s Signature Club combines the exclusive use of a private lounge and upgraded guestrooms and amenities. Signature Club guestrooms achieve premium rates, enabling Delta to increase revenues. Delta has a strong regional sales network across Canada and is recognized for its brand strength and property distribution within its marketplace. Delta’s major brand competitors are Hilton, Radisson and Sheraton.

Competitive Strengths

     The hotel industry is highly competitive. FHR believes that it has several distinguishing competitive strengths, including the following.

Irreplaceable Collection of Distinctive Assets

     FHR manages and owns a portfolio of unique, high quality hotels in exceptional locations that provide it with an unrivaled presence throughout North America. Fairmont’s managed assets principally consist of historic landmark properties in prime locations in major city centers or resort destinations. Its properties are typically renowned assets with long-standing traditions and reputations, such as The Fairmont San Francisco, The Fairmont Banff Springs in the Canadian Rockies and Fairmont Le Château Frontenac in Quebec City. FHR’s portfolio of owned assets are located primarily in exclusive resort locations where their competitive position is strengthened by high barriers to entry, such as The Fairmont Banff Springs and The Fairmont Chateau Lake Louise, which are situated on National Park land owned and controlled by the Government of Canada and The Fairmont Kea Lani Maui.

Growing Fairmont Brand Position

     Management believes that Fairmont’s current brand positioning has poised FHR for above average growth in earnings. Fairmont enjoys a prominent position in the luxury market segment by virtue of its distinctive collection of 43 properties and a reputation for excellence in people, product and service. The Fairmont name dates back to 1907 and is well known in the United States. Although Fairmont is the largest North American luxury hotel management company, management believes that Fairmont is still in the early stages of building consumer awareness of the brand. Many of Fairmont’s properties are icons and landmarks in their own right and, as the connection between the brand and these assets is solidified, its strength and value should continue to grow. FHR also believes that there continues to be significant growth potential in the United States and internationally. Currently, 13 of the top 25 U.S. markets do not have a Fairmont property.

Strategic Relationships

     Strategic relationships are an important source of financing and future growth opportunities for FHR’s hotel management and ownership businesses. FHR’s strategic alliance agreement with Legacy provides FHR with a potential buyer for FHR’s stabilized real estate assets while enabling it to retain long-term management contracts for these properties. This allows FHR to generate significant capital which can be reinvested to fund future growth and expand the Fairmont brand presence. Since the establishment of the strategic alliance, Legacy has purchased six properties from FHR for an aggregate consideration of approximately $250 million. In addition, FHR has established partnerships with institutional and private equity sources, including Kingdom, controlled by Prince Alwaleed, The Royal Family of Abu Dhabi and the Kuwait-based International Financial Advisors Company (“IFA”). These partners are a potential source of capital to develop luxury and first-class hotel properties and can also facilitate FHR’s entry into new markets.

     In early 2001, Fairmont became a founding member of Avendra, LLC, a North American purchasing consortium that combines the purchasing powers of its founders, Fairmont, Hyatt, ClubCorp, Six Continents and Marriott, to bring each member and their hotels anticipated savings in the cost of goods. All founding members in Avendra, LLC are guaranteed the same purchasing benefits.

Focused Acquisition Strategy

     FHR has developed a five-step process for acquiring and repositioning underperforming real estate assets which has allowed it to maximize the revenues it receives from its owned properties, while following its strategy of increasing the management segment of its business. This five-step process consists of: acquiring an asset and managing it in the short term to increase its revenues; rebranding the asset as either a Fairmont or a Delta property; repositioning and enhancing the revenue potential of the asset through capital investment; aggressively managing the asset to optimize cash flows and operating margins; and monetizing the appreciated value of the stabilized asset by selling it to Legacy or a third party, which enables FHR to use the proceeds to make further acquisitions and equity investments, as well as reinvesting in existing assets. FHR’s intention is to retain long-term management contracts on the assets it sells.

Conservative Capital Structure

     FHR believes it has a conservative capital structure. As at December 31, 2003, the Corporation had approximately $658 million total outstanding debt, resulting in a debt to total capitalization of approximately 30%, one of the lowest among major publicly-traded North American lodging companies. This capital structure provides FHR with a financial advantage relative to many of its competitors, enabling the Corporation to use its balance sheet to aggressively grow its business both through the refurbishment and expansion of existing properties and through selective acquisitions.

Long-Term, Incentive-Based Management Contracts

     Fairmont and Delta both earn management fees for services they provide to properties owned by FHR, Legacy and third parties. Base fees are typically calculated as a percentage of a property’s gross revenues and provide earnings and cash flow stability. Incentive fees are earned as a result of improvements in financial performance, usually above a pre-determined level, and provide significant opportunities for cash flow and earnings growth. Generally, the longer the term of the management contract, the greater the opportunity for increased incentive fees.

     Fairmont’s incentive-based management contracts have an average remaining term of more than 40 years, which management believes are among the longest in the industry. In 2004, Fairmont expects that about 30% of its management contracts will earn incentive fees. Within the next one to two years, Fairmont expects that the majority of its current contracts will be earning incentive fees. Almost all of these contracts have set thresholds that do not change over the life of the contract except, in certain cases, for adjustments corresponding to significant capital expenditures. Fairmont participates in up to 30% of earnings above the threshold on most of its management contracts. Delta’s incentive-based management contracts have an average remaining term of more than 10 years. In 2004, approximately one-third of Delta’s managed hotels are expected to earn incentive fees.

Proven Management Team

     FHR has been providing outstanding service in the lodging sector for over 116 years. FHR’s executive management team has, since 1997, successfully completed the initial public offering of Legacy, the acquisitions of Delta and the Princess hotel portfolio, the creation of Fairmont and the transition from being privately-held to being a publicly-traded corporation pursuant to the Arrangement. Also during this period, FHR has reported strong operating and financial performance. The executive management team is supported by 12 corporate vice presidents and by 13 regional vice presidents, and oversees a workforce of over 30,000 employees.

Growth Strategy

     In addition to benefiting from the overall growth trends of the luxury segment of the market, FHR intends to grow revenue and profits through a comprehensive growth strategy.

Maximize Operating Performance of Existing Assets

     FHR continues to grow revenues and earnings by maximizing the operating performance of its managed and owned hotels through profit-enhancing capital improvements and more focused marketing programs and sales efforts. FHR also anticipates that the Fairmont brand will continue to enhance revenue opportunities through a consistent brand image and increased North American and international recognition of the properties in the portfolio.

     FHR also expects that the rebranding of newly-acquired assets will leverage the operating performance of its existing properties. Not only will the rebranding enhance the revenue opportunities of the new assets through their immediate association with the Fairmont brand but, in addition, it will raise the profile of the rest of the Fairmont properties by raising the profile of the Fairmont brand as a whole.

Invest Capital to Expand, Reposition and Refurbish Existing Assets

     A number of FHR’s owned and managed assets have recently undergone or are currently undergoing major renovation programs which has affected operating revenues. Once these renovations are completed, FHR expects that it will earn significant returns on the capital invested.

Broaden Revenue Streams

     Incremental investments in spas, golf courses, residential and retail enhance the Fairmont brand and are also attractive investment opportunities, as the hotel infrastructure and land are already in place. There are currently seven large luxury spas under management and one under development. In addition, FHR operates ten golf courses and has developed expertise in this area. FHR is focusing its acquisition strategy to target hotels that already have spas and golf courses in place or have the space to accommodate these facilities. FHR also continues to evaluate opportunities to develop residential accommodations at certain of its resort properties. Several of FHR’s existing properties, such as The Fairmont Royal Pavilion and The Fairmont Scottsdale Princess could accommodate residential development. Fairmont currently has a large portfolio of retail shops within its hotels, providing rental income for FHR. The Fairmont Scottsdale Princess and The Fairmont Banff Springs currently operate their own retail shops. Fairmont will continue to pursue opportunities for future growth in retail revenue, through both leased tenancies and owned and operated stores.

Growth Through New Incentive-Based Management Contracts

     FHR intends to further develop and leverage the Fairmont brand by seeking new single and multiple incentive-based management contract opportunities. The Corporation believes it has substantial growth potential in the United States as 13 of the top 25 markets currently do not have a Fairmont property. FHR also intends to capitalize on opportunities outside North America.

     Fairmont is well positioned to attract hotel owners and new partners through its management expertise, unique portfolio of properties and service culture. In addition, it has established a scalable technology infrastructure that supports management information systems which are critical to the globalization of the brand.

     Delta has proven its ability to secure new management contracts within Canada, with eight new management contracts being entered into since January 1, 2001.

Growth Through Acquisitions

     To support and complement the growth of its management business, FHR will continue to use its financial position and management capabilities to make selective acquisitions in key North American gateway cities, destination resorts and strategic international markets. FHR intends to focus on assets that are consistent in size, quality and customer base with its existing portfolio, or that are in protected markets or have significant development potential.

     Once an acquired asset has been stabilized, FHR will consider selling the asset. As part of the sale agreement, FHR would retain a long-term management contract. The cash generated from the sale of stabilized properties would then be redeployed into new investment opportunities. This strategy was used with the sale of The Fairmont Empress and Fairmont Le Château Frontenac to Legacy where the proceeds were used for the subsequent purchase of The Fairmont Kea Lani Maui, thereby expanding FHR’s presence in a key resort market.

Minority Equity Investments

     FHR also plans to leverage its financial position by increasing the use of minority equity investments. This will enable FHR to secure long-term management contracts with only a modest capital investment. For instance, FHR acquired an approximate 20% interest in The Fairmont Sonoma Mission Inn & Spa while securing a long-term management contract at this property.

     Although the Corporation is focused on expanding primarily in the United States, FHR will also consider strategic acquisitions outside of North America. In 2002, The Fairmont Dubai opened. This joint venture involved FHR taking a minority equity position in the property as well as entering into a long-term management contract. FHR views this project as the first step in a strategic alliance between the private office of His Highness Dr. Sheikh Sultan bin Khalifa Al Nahyan and Fairmont to build and operate a number of luxury hotels in the region and other international markets.

     FHR has entered into an agreement with Obrascón Hurate Laín, S.A. to manage a resort near Playa del Carmen in Mayakoba, Mexico. Located 40 miles from Cancun on the Mayan Riviera, this 401-room luxury resort is expected to open in late 2005 and will be flagged “The Fairmont Mayakoba, Riviera Maya”. FHR will invest approximately $10 million for an equity interest of about 15% in the resort.

     FHR has also entered into a joint venture with Nile City Investment Company to manage a 552-room luxury hotel on the Nile River in central Cairo, Egypt. FHR and Kingdom Hotel Investment Group (“KHI”), the chairman of which is Prince Alwaleed, will each invest approximately $10 million for an equity interest of about 15% each in the property, which is anticipated to open in 2006.

     FHR has also entered into a strategic alliance with IFA through IFA Hotels & Resorts to open a resort in Dubai on The Palm, Jumeirah, an extensive development project in the Arabian Gulf that is currently being completed. Situated on the best location of The Palm, Jumeirah, the Fairmont project will include a 300-room luxury resort and 460 vacation residences. “The Fairmont Palm Jumeirah Resort, Dubai” is expected to open in late 2006. FHR and KHI will each invest approximately $15 million for a 10% equity interest each in this development. IFA, KHI and the Company are also exploring other resort projects in the Middle East, East Africa and South Africa.

Hotels Under Management

     The following tables provide certain information relating to each property managed by Fairmont and Delta as of May 17, 2004.

Fairmont	Year		Total	Fairmont Gold	Meeting Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage
The Fairmont Kea Lani Maui	1991	FHRREC	450	—	4/11,300
Wailea, Maui, Hawaii
The Fairmont Orchid, Hawaii	1991	FHRREC	540	45	12/29,000
Kohala Coast, Hawaii
The Fairmont San Francisco	1907		591	—	21/53,000
San Francisco, California
The Fairmont Sonoma Mission Inn & Spa	1927	FHRREC	228	—	11/11,000
Sonoma County, California		19.9%
The Fairmont Olympic Hotel, Seattle	1924	Legacy	450	—	14/26,700
Seattle, Washington
The Fairmont San Jose	1987		808	—	24/70,000

Fairmont	Year		Total	Fairmont Gold	Meeting Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage
San Jose, California
The Fairmont Miramar Hotel Santa Monica	1921		302	—	16/22,500
Santa Monica, California
The Fairmont Scottsdale Princess	1987	FHRREC	651	—	29/68,000
Scottsdale, Arizona
The Fairmont Dallas	1969		551	—	26/77,000
Dallas, Texas
The Fairmont Kansas City At The Plaza	1972		366	—	20/28,400
Kansas City, Missouri
The Fairmont New Orleans	1893		701	—	21/70,000
New Orleans, Louisiana
The Fairmont Chicago	1987		692	—	14/62,000
Chicago, Illinois
The Fairmont Turnberry Isle Resort & Club	1972		392	—	21/45,000
Miami, Florida
The Plaza, A Fairmont Managed Hotel	1907		806	—	13/31,300
New York, New York
The Fairmont Washington, D.C.	1985	Legacy	415	39	17/29,000
Washington, District of Columbia
The Fairmont Copley Plaza Boston	1912	FHRREC	386	59	13/21,000
Boston, Massachusetts
The Fairmont Empress	1908	Legacy	477	40	6/10,500
Victoria, British Columbia
The Fairmont Chateau Whistler	1989	FHRREC	550	57	23/28,000
Whistler, British Columbia
The Fairmont Hotel Vancouver	1939	Legacy	556	36	15/37,000
Vancouver, British Columbia
The Fairmont Waterfront	1991	Legacy	489	48	11/24,000
Vancouver, British Columbia
The Fairmont Vancouver Airport	1999	FHRREC	392	34	14/7,000
Richmond, British Columbia
The Fairmont Jasper Park Lodge	1922	FHRREC	451	—	13/26,000
Jasper, Alberta
The Fairmont Chateau Lake Louise	1890	FHRREC	550	19	14/17,500
Lake Louise, Alberta
The Fairmont Banff Springs	1888	FHRREC	770	—	36/75,000
Banff, Alberta
The Fairmont Palliser	1914	Legacy	405	43	14/21,700
Calgary, Alberta
The Fairmont Hotel Macdonald	1915	Legacy	198	—	8/10,600
Edmonton, Alberta
The Fairmont Winnipeg	1970	Legacy	340	36	14/24,700
Winnipeg, Manitoba
The Fairmont Royal York	1929	Legacy	1,365	84	41/81,000
Toronto, Ontario
Fairmont Château Laurier	1912	Legacy	430	33	16/32,800
Ottawa, Ontario
Fairmont Le Château Montebello and Kenauk	1930	FHRREC	211	—	17/14,200
Montebello, Quebec
Fairmont The Queen Elizabeth	1958	Legacy	1,039	76	31/46,600
Montreal, Quebec
Fairmont Tremblant	1997	FHRREC	314	28	19/16,000
Mont Tremblant, Quebec		19.9%
Fairmont Le Château Frontenac	1893	Legacy	621	55	14/22,000
Quebec City, Quebec
Fairmont Le Manoir Richelieu	1899	FHRREC	405	21	12/22,000
Charlevoix, Quebec		25%

Fairmont	Year		Total	Fairmont Gold	Meeting Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage
The Fairmont Algonquin	1889		234	—	8/19,000
St. Andrews By-the-Sea, New Brunswick
The Fairmont Newfoundland	1982	FHRREC	302	57	17/20,000
St. John’s, Newfoundland		25%
The Fairmont Acapulco Princess	1971	FHRREC	1,017	—	15/88,200
Acapulco, Mexico
The Fairmont Pierre Marques	1958	FHRREC	335	—	5/9,500
Acapulco, Mexico
The Fairmont Southampton	1972	FHRREC	593	58	12/35,500
Southampton, Bermuda
The Fairmont Hamilton Princess	1884	FHRREC	410	87	9/19,000
Hamilton, Bermuda
The Fairmont Royal Pavilion	1987	FHRREC	75	—	2/1,200
St. James, Barbados
The Fairmont Glitter Bay	1981	FHRREC(2)	68	—	1/2,500
St. James, Barbados
The Fairmont Dubai	2002		394	66	23/21,700
Dubai, UAE
TOTAL			21,320	1,021	686/1,388,400

(1)	Ownership interest is held by a third party unless otherwise indicated.

(2)	Some of the units at this resort are privately owned.

				Signature
Delta	Year		Total	Club	Meeting Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage
Delta Sun Peaks Resorts Sun Peaks, British Columbia	2002	FHRREC 26%	220	34	9/10,900
Delta Victoria Ocean Pointe Resort and Spa, Victoria, British Columbia	1992		239	44	10/14,100
Delta Vancouver Airport Richmond, British Columbia	1973	Delta	412	—	15/15,400
Delta Vancouver Suites Vancouver, British Columbia	1998	FHRREC 34.8%	226	23	4/3,500
Delta Whistler Village Suites Whistler, British Columbia	1997		207	—	5/4,000
Tantalus Lodge (3) Whistler, British Columbia	1980		76	—	1/1,300
Delta St. Eugene Mission Resort Cranbrook, British Columbia	2002		125	—	6/4,600
Delta Bow Valley Calgary, Alberta	1981		398	—	11/8,200
Delta Calgary Airport Calgary, Alberta	1979	Legacy	296	—	18/13,000
Delta Lodge at Kananaskis Kananaskis Village, Alberta	1988		321	70	16/16,000
Delta Edmonton Centre Suite Hotel Edmonton, Alberta	1987		169	—	12/10,600
Delta Edmonton South Hotel & Conference Centre (2) Edmonton, Alberta	1975		237	—	21/26,700
Delta Bessborough Saskatoon, Saskatchewan	1935	Legacy	225	37	13/18,600
Delta Regina (2) Regina, Saskatchewan	1988		274	34	26/14,600
Delta Winnipeg Winnipeg, Manitoba	1974	Legacy	392	19	18/18,600
Delta London Armouries (2) London, Ontario	1987		245	—	15/8,700
Delta Meadowvale Resort and Conference Centre (2) Mississauga, Ontario	1981		374	—	41/30,200
Delta Toronto Airport West Mississauga, Ontario	1976	Legacy	297	—	21/16,000
Delta Chelsea Toronto, Ontario	1975		1,590	73	18/23,000
Delta Toronto East Toronto, Ontario	1982	Legacy	368	20	27/23,700
Delta Pinestone Resort Haliburton, Ontario	1976		103	—	11/15,000
Delta Sherwood Inn Port Carling, Ontario	1939		49	—	3/2,800
Delta Grandview Resort Huntsville, Ontario	1911		125	—	11/9,000
Delta Rocky Crest Resort MacTier, Ontario	1965		65	—	2/1,700
Delta Ottawa Hotel and Suites Ottawa, Ontario	1975	Legacy	328	23	13/11,600
Delta Montreal (2) Montreal, Quebec	1986		456	58	15/15,000
Delta Centre-Ville Montreal, Quebec	1977	Legacy	711	128	24/22,600
Delta Sherbrooke Hotel and Conference Centre Sherbrooke, Quebec	1989		178	—	17/17,800
Delta Trois-Rivières Hotel and	1991		159	—	13/18,300
Conference Centre

				Signature
Delta	Year		Total	Club	Meeting Rooms/
Property	Opened	Ownership(1)	Rooms	Rooms	Sq. Footage
Trois-Rivières, Quebec
Delta Quebec (2) Quebec City, Quebec	1975		377	44	14/14,000
Delta Fredericton (2) Fredericton, New Brunswick	1992		222	21	10/13,000
Delta Brunswick (2) Saint John, New Brunswick	1981		254	38	14/8,000
Delta Beauséjour Moncton, New Brunswick	1972	Legacy	310	—	14/24,000
Delta Halifax Halifax, Nova Scotia	1974	Legacy	296	—	13/9,200
Delta Barrington Halifax, Nova Scotia	1980	Legacy	200	31	8/6,000
Delta Sydney (2) Sydney, Nova Scotia	1987		152	—	7/5,500
Delta Prince Edward Charlottetown, P.E.I.	1984	Legacy	211	—	13/20,000
Delta St. John’s Hotel and Conference Centre (2) St. John’s, Newfoundland	1987		276	30	17/17,200
TOTAL			11,163	727	526/512,400

(1)	Ownership interest is held by a third party unless otherwise indicated.

(2)	A Delta franchised hotel

(3)	A non-branded Delta managed hotel

					Meeting
Other	Year		Total	Club	Rooms/
Property	Opened	Ownership	Rooms	Suites	Sq. Footage
Sheraton Suites Calgary Eau Claire (1)	1998	Legacy	323	44	12/10,000
Calgary, Alberta

(1)	Managed by Canadian Pacific Hotels Management Corporation

Industry Awards

     FHR has developed a reputation for quality, service and innovation in the luxury and first-class markets, respectively. This reputation has been acknowledged by the following leading surveys:

Hospitality Sales & Marketing Association International (HSMAI)
“Top 25 Hot List”

     In January 2004, the Hospitality Sales & Marketing Association International (HSMAI) has published its first annual listing of the “25 Most Extraordinary Sales and Marketing Minds in Hospitality and Travel”. Two of Fairmont’s leaders have been recognized as industry stars. Thomas Storey, Executive Vice President of Business Development and Strategy, and Jens Thraenhart, Director of Internet Strategy, join a list of the finest strategic and creative minds, as chosen by senior executives throughout the hospitality, travel and tourism industries.

AAA Five Diamond Awards

     The Fairmont Banff Springs’ signature dining room, the Banffshire Club, has been recognized for the first time with the coveted 2003 AAA Five Diamond Award. In only its second year of operation, the Banffshire Club has made the list of North America’s top culinary destinations, selected for the superiority of their food, service, décor and ambience. Also appearing on the elite list were The Fairmont Olympic Hotel, Seattle, for the 20 th consecutive year, and both The Fairmont Scottsdale Princess and its Marquesa restaurant were included for the 13 th year running.

Condé Nast Traveler’s Readers Choice Awards

     Twenty-three Fairmont properties were listed on the The Gold List of the 2004 Condé Nast Traveler’s Readers’ Choice Awards. The Fairmont Chateau Whistler captured the number one spot on the Condé Nast Traveler’s 2004 list of “Top 50 Ski Resorts”.

Canada’s Top 100 Employers

     In 2003, Fairmont Hotels & Resorts was recognized as one of the top 100 companies to work for in Canada for the second consecutive year, according to Canada’s Top 100 Employers. Fairmont was the only hotel company featured on this prestigious list.

World Travel Awards

     Fairmont Hotels & Resorts was recognized in five categories at the Tenth Annual World Travel Awards. Among the awards was the prestigious title of “North America’s Leading Hotel Group, “World’s Leading Ski Resort” (The Fairmont Chateau Whistler), “North America’s Leading Hotel” (The Plaza), and “North America’s Leading Resort” (The Fairmont Banff Springs). Fairmont Hotels & Resorts’ website was also recognized, as www.fairmont.com was named “World’s Leading Internet Site”. The World Travel Awards were initiated in 1993 to acknowledge and celebrate excellence in the world’s travel and tourism industry.

2003 Gold Key Awards

     Meetings & Conventions Magazine has awarded 7 Fairmont properties with their prestigious 2003 Gold Key Award, including The Fairmont Acapulco Princess, which also was honored with the magazine’s Gold Platter Award. Other Fairmont hotels receiving the 2003 Gold Key Award included The

Fairmont Kea Lani, Maui, The Fairmont San Francisco, The Fairmont Scottsdale Princess, The Fairmont Banff Springs, The Fairmont Chateau Whistler, and The Fairmont Southampton in Bermuda.

Owned Hotels

     The following is a description of the individual hotels in which FHR currently has an ownership interest. FHRREC or one or more of its subsidiaries has a 100% interest in these properties, unless otherwise indicated.

The Fairmont Orchid

     Situated on 32 beachfront acres along the sun-soaked Kohala Coast, on the Northwestern coast of Hawaii’s Big Island, The Fairmont Orchid has 540 guestrooms and suites and offers a full-service spa and fitness center, more than 30,000 Square feet of indoor meeting space, and over 70,000 square feet of outdoor function space, four restaurants, a deli, ten tennis courts, a 10,000 square foot oceanfront swimming pool, a protected beach and swimming lagoon, and is located to an adjacent 36-hole championship golf course. The Fairmont Orchid was named to Travel + Leisure’s Greatest Hotels in the World 2003 and was named “one of the best golf resorts” by Condé Nast Traveler’s 2003 Top Golf Resorts readers’ survey. In October 2002, FHRREC acquired The Orchid at Mauna Lani on the Island of Hawaii from an affiliate of Colony Capital LLC.

The Fairmont Kea Lani Maui

     Known as the island’s only all-suite luxury oceanfront resort, The Fairmont Kea Lani Maui is situated on Polo Beach in the world-class destination of Wailea, on the southwestern coast of Maui. With 413 one-bedroom suites and 37 private beachfront villas, the 22-acre resort offers a full-service spa and fitness center and a range of water sports. The resort is located close to Wailea’s three 18-hole championship, par 72 golf courses and 14 tennis courts. The resort appears in Condé Nast Traveler’s 2002 Gold List and was rated as one of the top spas in North America and the Caribbean in the April 2004 issue of the magazine. FHRREC holds its indirect interest in the resort through a Hawaiian limited partnership, Kea Lani Limited Partnership.

The Fairmont Sonoma Mission Inn & Spa

     Long known as a historic spa destination in the heart of the California Wine Country, The Fairmont Sonoma Mission Inn & Spa is the recipient of the AAA Four-Diamond Award and Mobile Four-Star Award. The recently expanded spa facility boasts its own source of thermal mineral water. The 228-room resort includes three pools, 11 meeting rooms, and a full-service business center. Guests have preferred access to the Sonoma Golf Club, a private 18-hole championship golf course. In September 2002, in addition to securing the long-term management contract, FHRREC purchased a 19.9% equity interest in the resort.

The Fairmont Scottsdale Princess

     Built in 1987, The Fairmont Scottsdale Princess is located on a 450-acre property, with the McDowell Mountains as the backdrop. The property has access to two championship golf courses, which are leased by the City of Scottsdale and operated by the Tournament Players Club of Scottsdale. For several years, one of these courses has been the site of the PGA Tour’s FBR Open (formerly known as the Phoenix Open). The hotel has also been the host of the ATP/Franklin Templeton Men’s Tennis Tournament for a number of years. In 2003, the resort appeared in Condé Nast Traveler’s Gold List. Willow Stream the spa at The Fairmont Scottsdale Princess, a 44,000 square-foot luxury spa, opened at the end of 2001. For the thirteenth consecutive year the hotel received two Five-Diamond Awards from AAA, one for the hotel’s striking and luxurious facilities and exceptionally high degree of service and the other for its signature dining room, The Marquesa. The Fairmont Scottsdale Princess is owned by the Scottsdale Princess Partnership, an Arizona partnership that is indirectly owned by FHRREC. The hotel is located on land leased from the City of Scottsdale, whose lease expires at the end of 2085.

The Fairmont Copley Plaza Boston

     Known as Boston’s “Grande Dame,” The Fairmont Copley Plaza Boston has been a landmark of elegance since its opening in 1912. The 386 room hotel was designed by the same architect as The Plaza in New York and has many similar features. The hotel is centrally located beside the Hancock Tower, the Boston Public Library and Trinity Church and is close to Beacon Hill and Newbury Street. The hotel and its restaurant, The Oak Room, are AAA Four-Diamond award winners. In June 2001, FHRREC acquired a 50% ownership position in the hotel, and Fairmont, which has been the manager of the hotel since 1996, entered into a new long-term management contract. In February 2003, FHRREC completed the acquisition of the remaining 50% equity interest in the property. The hotel recently completed substantial renovations to its guestrooms and suites, including the addition of Fairmont Gold. The property is owned by Copley Plaza 2001 LLC, a Delaware limited partnership, which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Chateau Whistler

     Opened in 1989, The Fairmont Chateau Whistler was the first chateau-style hotel built by FHR since the turn of the century. Conveniently located at the base of award winning Blackcomb Mountain providing for ski in/ski out access, the Chateau is also minutes away from the heart of Whistler Village. The hotel features an 18-hole championship golf course designed by Robert Trent Jones, Jr, Canada’s only David Leadbetter Golf Academy, and a full-service spa. The resort appears annually in Condé Nast Traveler’s Gold List and was voted one of the top 50 Golf Resorts by the magazine in 2003. In the November 2001 edition of Forbes, the resort was listed as one of the 10 best ski resorts in North America. The hotel also received the Four-Diamond Award from the CAA in 2002. All of the lands relating to the hotel property and the golf course are owned by Chateau Whistler Resort Partnership, a British Columbia partnership which is wholly-owned, directly and indirectly, by FHRREC.

The Fairmont Vancouver Airport

     Built in 1999, The Fairmont Vancouver Airport is a state-of-the-art hotel located in the Vancouver International Airport, above U.S. Departures. It was the first hotel in the world to offer an in-house airline check-in kiosk. With a full-service work center, spa and health club, this hotel combines all the expected amenities and facilities of a luxury hotel with the conveniences of an airport property. In 2002, the hotel earned the Four-Diamond Award from CAA. FHRREC leases the land on which the hotel is located from the Vancouver Airport Authority. The lease term expires in 2050.

The Fairmont Jasper Park Lodge

     Originally designed in 1922, The Fairmont Jasper Park Lodge now boasts 451 rooms comprised of cedar chalets and authentic log cabins set in an alpine village setting. Located in Jasper National Park near Marmot Basin Ski Resort, the property offers year-round activities including skiing, skating, snowshoeing, biking, horseback riding, as well as golf on its championship golf course designed by Stanley Thompson. Since 2003, the hotel has appeared in Travel & Leisure magazine’s T&L 500 — World’s Best Awards, in addition to being ranked as one of the 100 Best Golf Resorts in the World by Condé Nast Traveler in 2002 & 2003. In 2003, the golf course also received numerous honors including

Best Course, Best Resort Course, Best Value, Best Scenery, Best Condition, and Best Course to Walk in Canada by SCOREGolf magazine’s Golfer’s Choice Awards. Additionally, the golf course has maintained Best Golf Resort in Canada status by SCOREGolf magazine since 1998. Since opening in 1988, CAA has presented the resort’s main fine dining restaurant, The Edith Cavell, with the Four-Diamond Award. The resort is under a single lease with the Government of Canada, expiring March 31, 2010, with a right to an additional term of 10 years.

The Fairmont Chateau Lake Louise

     The Fairmont Chateau Lake Louise sits on the shores of Lake Louise in the Canadian Rockies and is in close proximity to world class skiing at the Lake Louise Ski Area in Alberta. Built in 1890, the resort was expanded from a mountain chalet in 1912 and became an all-season property in 1982. A new meeting facility was completed in May 2004 and Fairmont Gold opened in May 2003. In 2004, the hotel was fourth in Canada on Condé Nast Traveler’s Gold List and in 2002 received the Four-Diamond Award from the CAA. The Fairmont Chateau Lake Louise was selected as one of the “Ultimate 10 Hotels in the World” by The Learning Channel, recognizing the property as one of the top luxury hotels in the world. The hotel is under perpetually renewable leases with the Government of Canada, the owner of all the land in Banff National Park, with the exception of a new lease of a road right-of-way and other lands including minor portions of the hotel and a staff building which is for a fixed term of 42 years. The leases for The Fairmont Chateau Lake Louise are held by Chateau Lake Louise Corporation, a Nova Scotia based corporation which is a wholly-owned subsidiary of FHR.

The Fairmont Banff Springs

     Designed and built in 1888, and often referred to as “Canada’s Castle in the Rockies,” The Fairmont Banff Springs is a year-round resort located in Banff National Park. The hotel is in close proximity to a number of internationally renowned ski facilities, including Sunshine Village and Lake Louise. An 18-hole championship golf course designed by Stanley Thompson and a 9-hole Bill Robinson course are considered masterpieces of mountain golf architecture. In 2001, a major three-year renovation program, including guestrooms the lobby, public spaces and kitchens, was completed at the property, returning the resort to its original splendor. The resort has received numerous accolades in the past year. Travel + Leisure magazine rated it in the top 10% of their Ultimate 500 worldwide awards and Condé Nast Traveler continues to rank the hotel, spa and golf course at the very top of their reader choice polls. The Banffshire Club, one of only 7 restaurants in Canada, has also been recognized with the prestigious Five Diamond Award form AAA. In 2003, the hotel renovated its award-winning luxury spa, Willow Stream, ensuring that the facility continues to be a benchmark for excellence within Fairmont’s signature Willow Stream brand. The main structures of the hotel containing the reception areas, kitchen, guestrooms and the majority of the staff accommodations are subject to perpetually renewable leases with the Government of Canada. The remaining leasehold lands forming the hotel and containing the conference center, parkade, other staff accommodations, the tennis courts and the golf course are subject to a number of leases for fixed terms of up to 42 years.

Fairmont Le Château Montebello and Fairmont Kenauk at Le Château Montebello

     Located between Ottawa and Montreal, this historic resort’s focal point is its cedar log chateau built in 1930. Fairmont Le Château Montebello has approximately 65,000 acres of protected wilderness domain that is one of North America’s largest and oldest private fish and game reserves, with more than 70 lakes within its borders. The resort has an extensive recreation program and offers a Stanley Thompson championship golf course, for which it received a Double Platinum ranking from Canada’s Golf Ranking magazine. The resort also appears in Condé Nast Traveler’s 2004 Gold List.

Fairmont Tremblant

     Opened in 1997, this hotel is located at the base of Mont Tremblant in the Laurentians. In 2002, 2003, and 2004 the resort appeared in Condé Nast Traveler’s Gold List and has received the CAA Four-Diamond Award since opening. In the November 2001 edition of Forbes, the resort was also listed as one of the 10 best ski resorts in North America. FHRREC has a 19.9% direct interest in Chateau M.T. Inc., a Canadian corporation, which owns the property.

Fairmont Le Manoir Richelieu

     First established in 1899, the Fairmont Le Manoir Richelieu is located in Charlevoix, Quebec, a region rich in cultural and natural heritage. The resort offers a spa, casino and whale watching on the St. Lawrence River. In 2000, Fairmont Le Manoir Richelieu received a Double Platinum ranking from Canada’s Golf Ranking magazine for its 18-hole championship golf course, which is presently under construction for the addition of a further nine holes. The hotel and its restaurant, Le Charlevoix, each received the Four Diamond Award from CAA in 2002. FHRREC holds a 25% interest in the property through its direct ownership in Manoir Richelieu Limited Partnership, a Quebec limited partnership.

The Fairmont Newfoundland

     Rebuilt in 1982, The Fairmont Newfoundland is located in the heart of St. John’s, overlooking the harbor. This modern hotel offers a 24-hour business center and all guestrooms are provided with business amenities. FHRREC holds its 25% interest directly in this property.

The Fairmont Acapulco Princess

     Designed to resemble an Aztec pyramid, The Fairmont Acapulco Princess is located on 480 tropical acres along the Revolcadero Beach. The grounds offer five freshwater pools, waterfalls and one salt-water pool, tennis, water sports and an 18-hole championship golf course. In 2003, the resort appeared in Condé Nast Traveler’s Gold List and received the Gold Key Award from Meetings & Conventions magazine and the AAA Four-Diamond Award. In 2002, the property completed a major renovation program that included the refurbishment of all guestrooms and the addition of a Willow Stream spa. The hotel and golf course are owned by Organización Ideal, S.A. de C.V. and Impulsora de Revolcadero S.A. de C.V., both Mexican corporations, which are indirect wholly-owned subsidiaries of FHRREC.

The Fairmont Pierre Marques

     Located minutes from The Fairmont Acapulco Princess on a secluded section of Revolcadero Beach, the resort was originally built in 1958 as a lavish personal hideaway for oil magnate J. Paul Getty. Previously open for only three months of the year, the property has been catering to guests year-round since it was purchased by FHR in 1998. The hotel has retained the privacy and intimacy of its original days with villas, bungalows and low-rise pavilions in a garden setting, offering three freshwater pools and an 18-hole championship golf course. In 2002, a major renovation program was completed which included all of the guestrooms, bungalows and villas, as well as the lobby. In 2003, the hotel appeared in Condé Nast Traveler’s Gold List. The hotel and golf course are owned by Impulsora de Revolcadero, S.A. de C.V., a Mexican corporation which is an indirect wholly-owned subsidiary of FHRREC. A small section of the land is held in trust from Banca Cremi, S.A. by Organización Ideal, S.A. de C.V., a Mexican corporation which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Southampton

     Located along Bermuda’s beautiful south shore, The Fairmont Southampton overlooks 100 lush acres of tropical splendor. The hotel features an exclusive private pink sand beach club, tennis and an 18-hole par 3 executive golf course. The resort has just completed a renovation program which included guestrooms, the lobby, restaurants and bar, as well as the addition of Fairmont Gold and the full-service Willow Stream spa. In 2003, the resort appeared in Condé Nast Traveler’s Gold List and in 2002 was named the best hotel in the Caribbean/Bermuda/Bahamas by Travel & Leisure magazine. In 2003, The Fairmont Southampton received the Four-Diamond Award from AAA. The hotel has received numerous awards for its meeting facilities and services, including the Gold Key Award from Meetings & Conventions magazine and the Pinnacle Award from Successful Meetings magazine. Westend Properties Limited, a Bermuda corporation which is an indirect wholly-owned subsidiary of FHRREC, owns the hotel.

The Fairmont Hamilton Princess

     Bermuda’s only luxury urban resort, The Fairmont Hamilton Princess rests majestically on the shore of the scenic Hamilton Harbour and just steps away from the shopping, galleries and nightlife of the city of Hamilton. This “Pink Palace” has been considered the gem of Bermuda since opening in 1885. In 2003, the hotel received numerous awards for its meeting facilities and services, including the Pinnacle Award from Successful Meetings magazine and Condé Nast Traveler’s Gold Reserve List for World’s Best Places to Stay. The property has recently completed a restoration program, including all guestrooms, the addition of Fairmont Gold, meeting space, the lobby and hotel entrance. The property is owned by Hamilton Properties Limited, a Bermuda corporation, which is an indirect wholly-owned subsidiary of FHRREC.

The Fairmont Glitter Bay and The Fairmont Royal Pavilion

     The Fairmont Glitter Bay and The Fairmont Royal Pavilion sit side-by-side on one of the most appealing of all Caribbean shorelines — the famous West Coast of Barbados. The Fairmont Glitter Bay opened in 1981 and was followed by the opening of The Fairmont Royal Pavilion in 1987. The Fairmont Glitter Bay contains one, two and three-bedroom suites, some of which are privately owned. Resort amenities include tennis courts, a water sports center and fitness center. In May 2003, The Fairmont Royal Pavilion, commonly referred to as the “Jewel of Barbados,” completed a major refurbishment program. After a five-month closure, the intimate resort reopened to guests with extensive renovations to its guestrooms, two restaurants, public areas, and exterior landscaping. In 2002, AAA presented the Four Diamond Award to The Fairmont Royal Pavilion. FHRREC’s interest in the two properties is held through its indirect wholly-owned subsidiary, CP Hotels (Barbados) Inc., a Barbados corporation.

Delta Vancouver Suites

     Delta Vancouver Suites is located in the waterfront district, close to the Vancouver Trade and Convention Centre. This all-suite hotel offers state-of-the-art technology in the heart of downtown Vancouver. FHRREC holds its 34.8% indirect interest in the property through Conference Plaza Hotel Limited Partnership, a British Columbia limited partnership.

Delta Vancouver Airport

     Located on nine acres of land on the banks of the Fraser River, the Delta Vancouver Airport is in close proximity to the Vancouver International Airport. FHR, through Delta, leases the land on which the property is situated. This lease expires in January 2009, and there are no further renewal rights.

Delta Sun Peaks Resort

     Opened in October 2002, Delta Sun Peaks Resort is located only 45 minutes away from the city of Kamloops in British Columbia’s beautiful Thompson Okanagan region. Delta Sun Peaks Resort is the largest, full-service hotel and conference centre in the quaint, European-style village of Sun Peaks at Tod Mountain. FHRREC holds a 26% interest in the property.

Fees and Services

     Under their management contracts, Fairmont and Delta generally oversee all aspects of the day-to-day operations of each property on behalf of the owner, including hiring, training, and supervising staff, maintaining sales and marketing efforts, providing accounting and budgeting functions, providing support for management information systems and applications and providing for the safekeeping, repair and maintenance of the physical assets. Fairmont and Delta perform these services within the guidelines contained in the annual operating and capital plans that are submitted to the owners of the properties during the last quarter of the preceding year for their review and approval. For these services, Fairmont and Delta typically earn a base fee calculated as a percentage of a property’s gross revenues and may earn an incentive fee based on certain operating results of the property.

     Fairmont and Delta provide centralized reservation services, marketing and sales programs and advertising services to properties under management. All of these services are provided by Fairmont and Delta on a cost recovery basis.

Owners’ Responsibilities

     Under Fairmont and Delta’s management contracts, the hotel owner generally is responsible for the funding of the hotel’s working capital requirements and capital expenditures. Fairmont and Delta annually prepare an operating plan and capital expenditure budget for the property owner to approve. All structural changes, major refurbishing programs and major repairs require the separate approval of a property owner prior to implementation by Fairmont or Delta. The property owner also employs the hotel staff and pays their salaries, including all benefits.

Capital Improvements and Investments

     FHR maintains the high quality of its properties through an annual maintenance program, which is funded by the owners of the properties. The annual maintenance program is based on a percentage of revenues and generally ranges from 4% to 6% of each property’s gross revenue. Other projects are undertaken in order to maximize profits. During 2003, approximately $87 million was spent on maintenance and improvements to the owned assets, the majority of which was spent on profit-enhancing projects.

Marketing and Guest Recognition Programs

     FHR has several e-commerce initiatives designed to assist in the optimization of asset performance, including a direct web-based hotel and activity booking system, a content management framework, sophisticated hotel search engines and marketing campaign management and reporting systems. Fairmont has also re-engineered its core systems to exploit the latest web-based technologies, which now operate over the Internet to any location in the world. Fairmont has built a digital infrastructure that interconnects its guestrooms, the employee base, the Internet and all the traditional travel distribution channels.

     As part of the initiatives outlined above, FHR’s existing third party web-based systems are being replaced with more sophisticated systems that will, among other things, enable guests to plan their Fairmont experience on-line. The new system includes a data warehouse which will capture the entire transaction history of guests, which will be matched with profiles that can be developed on-line. The resulting data can be leveraged to gain a larger share of guests’ spending and enhance loyalty to the brand. Guests will be able to view Fairmont’s facilities and book their rooms on-line, as well as arrange a variety of other activities both off property and at the destination, including spa appointments and golf tee times. This information will then become a part of a guest’s profile, making it possible to offer tailored packages to that guest at his or her next on-line session. Members of President’s Club, Fairmont’s guest recognition program, will have access to their own secure area of the web site where they can update their personal profiles. These enhanced profiles will then be communicated to personnel at the hotel who will “customize” the guest’s stay. In addition, this information will greatly enhance Fairmont’s ability to communicate with this very important target group, ensuring that Fairmont provides the services that these customers consider important. Fairmont currently has approximately 300,000 active President’s Club members an increase of 100% over 2003. Delta Privilege, a guest recognition membership program designed for frequent business travelers, has approximately 76,000 active members up 15% over 2003.

Seasonality of Business

     FHR’s hotels are affected by normal recurring seasonal patterns. The Canadian and U.S. city center properties tend to experience a slowdown in demand during the December through March period. As a result, the majority of these properties typically incur a loss in the first quarter of each year. This negative impact on operations at the city center hotels is offset, to some degree, by increased travel to FHR’s warm weather and ski resorts in these months and may, in the future, be offset to a greater extent as FHR’s portfolio of resort properties increases.

Environmental Protection

     Environmental compliance programs are in place at all properties that FHR manages and owns. No significant issues were identified in any of these properties as a result of the 2003 environmental questionnaire completed by all the hotels.

     As part of the acquisition process of both the Princess Portfolio and Fairmont L.P., environmental assessments were reviewed for all hotels involved. Any removal or containment of hazardous materials in these hotels is being carried out during planned renovations of these properties. All of the properties purchased by Legacy are required by its Declaration of Trust to have environmental assessments.

     In addition to compliance with regulations, FHR is a leader in promoting environmentally sound business practices at its owned and managed hotels. In 1991, Fairmont’s Green Partnership Phase I was introduced to lead the company to a position of environmental stewardship. The first phase of the program focused on property level improvements in the areas of waste management, energy conservation, water conservation and purchasing practices. In 1998, Phase II of the program emerged in response to the successes witnessed through the first phase and extended to include the industrial composting of organic waste, eco-friendly meeting options for guests, the donation of left-over food to food banks and used soaps and amenities to charities, or their return to the manufacturer for recycling.

     Committed to setting the highest standard of environmentally responsible golf course management across the continent, FHR takes a sensitive approach to the stewardship of its recreational lands. In March 1997, The Fairmont Chateau Whistler became FHR’s first golf course to earn the prestigious Audubon accreditation. In August 1999, The Fairmont Banff Springs also gained Audubon accreditation, being only the 15 th course in Canada and the 3rd in Alberta to achieve this status. Fairmont Le Château Montebello and The Fairmont Jasper Park Lodge are the most recent members of the FHR family to achieve this prestigious title. It is FHR’s goal to have all managed golf courses, including those in Bermuda and Mexico, accredited as wildlife sanctuaries through Audubon International.

Human Resources

     FHR currently employs or supervises more than 30,000 full-time and part-time employees. FHR encourages a strong service-based culture among employees with the goal of providing consistent, personalized service of an exceptional standard. Fairmont has developed a series of programs designed to select, train and motivate employees who will share its objective of ensuring that the expectations of guests are consistently met and exceeded. Delta has its own human resources training programs, which are similar to those at Fairmont.

     Fairmont endeavors to ensure that it hires people that are most suited for the positions offered by requiring each candidate to undergo a screening process that has been developed by a well-known management consulting firm. FHR was selected by Maclean’s magazine as Canada’s “Top 100 Employers” for a second consecutive year.

     Approximately 50% of the employees at FHR’s managed and owned hotels are members of collective bargaining units. These employees are represented by 22 unions, with a total of 54 bargaining units. The agreements with the various bargaining units have staggered expiry dates. In 2003, five Fairmont properties and five Delta hotels successfully negotiated new labor contracts.

Intellectual Property

     FHR believes that its brands are very important to its success. FHR has a significant number of trade names, trademarks and service marks, including those relating to Fairmont and those acquired as a result of its purchase of the Delta and Princess portfolios. In addition, it is the owner of many Internet domain names related to its brands. FHR vigorously defends its brands and spends considerable time and resources in surveillance, registration, protection and prosecution of infringers. The “Canadian Pacific” trademark and its derivatives were transferred to Canadian Pacific Railway Company as part of the Arrangement, however FHR has secured a perpetual, royalty-free license for its continued use of these trademarks.

Insurance

     All hotels managed by FHR are insured against property damage, business interruption and liability at the expense of the owner of the hotel. Under these policies, FHR is also insured against loss of fee income in the event of a temporary business interruption arising from an insured peril at any of the properties that it manages. In addition, FHR obtains indemnities from the owners of the properties that it manages in respect of damages caused by acts, omissions and liabilities of the employees of the property or of FHR, other than damages resulting from certain actions of FHR and certain senior management personnel. FHR also maintains directors and officers liability insurance. FHR believes that its insurance coverage is adequate. However, if FHR were held liable for amounts exceeding the limits of its insurance coverage or for claims outside the scope of that coverage, its business, results of operations and financial conditions could be materially and adversely affected.

FHR’s Ownership Interests

     As at May 17, 2004, FHR had a beneficial interest in the following entities, which could be viewed as being material to the Corporation:

FHR’s Beneficial
Entity and Governing Jurisdiction	Interest
Chateau Lake Louise Corporation (Nova Scotia)	100%
Chateau M.T. Inc. (Quebec)	19.9%
Chateau Whistler Resort Partnership (British Columbia)	100%
Conference Plaza Hotel Limited Partnership (British Columbia)	34.8%
Copley Plaza 2001 LLC (Delaware)	100%
CP Hotels (Barbados) Inc. (Barbados)	100%
CP Hotels (U.S.) 1998 Inc. (Delaware)	100%
CPH International Financing Rt. (Hungary)	100%
Delta Hotels Limited (Ontario)	100%
Fairmont Hotels Inc. (Canada)	83.5%
Fairmont Hotels & Resorts International Rt. (Hungary)	83.5%
FHIW Hotel Investments (U.S.) Inc. (Delaware)	100%
FHR Holdings Inc.	100%
FHR (ML) Hotel Holdings LLC (Delaware)	100%
FHR Properties Inc. (Canada)	100%
FHR Real Estate Corporation (Canada)	100%
Hamilton Properties Limited (Bermuda)	100%
Impulsora de Revolcadero S.A. de C.V. (Mexico)	100%
Kea Lani Limited Partnership (Hawaii)	100%
Legacy Hotels Real Estate Investment Trust (Alberta)	35.6%
Manoir Richelieu Limited Partnership (Quebec)	25%
Organización Ideal, S.A. de C.V. (Mexico)	100%
Scottsdale Princess Partnership (Arizona)	100%
SMI Real Estate LLC (Delaware)	19.9%
Sun Peaks Hotel Limited Partnership (British Columbia)	29.9%
Westend Properties Limited (Bermuda)	100%

ITEM 4: SELECTED CONSOLIDATED FINANCIAL INFORMATION

(Millions of dollars, except per share amounts)

     The following financial data should be read in conjunction with the consolidated financial statements and related notes thereto and Managements’ Discussion and Analysis as found in the Corporation’s Annual Report.

	Year ended December 31
	2003	2002	2001
INCOME STATEMENT DATA
Revenues	$691.4	$618.3	$566.7

Income (loss) from equity investments and other	(6.9)	17.7	18.7

Income (loss) from continuing operations	50.7	92.5	(28.2)
Discontinued operations	—	—	923.9

Net income for the year (1)	$50.7	$92.5	$895.7

Basic earnings (loss) per common share
Income (loss) from continuing operations	$0.64	$1.18	$(0.43)
Discontinued operations	—	—	11.71
Net income available to common shareholders	0.64	1.18	11.28

Diluted earnings (loss) per share
Income (loss) from continuing operations	$0.63	$1.16	$(0.43)
Discontinued operations	—	—	11.70
Net income available to common shareholder	0.63	1.16	11.27
Dividends declared
Per common share	$0.07	$0.05	$1.12
Per preferred share		—	0.8426

OTHER FINANCIAL DATA
Revenues under management (2)	$1,746.2	$1,628.7	$1,570.8
EBITDA (3)	142.4	198.3	163.1
Operating cash flow	108.9	141.4	1,821.7
Capital expenditures	87.2	84.3	121.8
Total assets	2,503.0	2,223.0	1,921.4
Total debt	657.6	535.5	339.7
Shareholder’s equity	1,545.9	1,399.3	1,305.4

(1)	Effective January 1, 2002, FHR adopted the new recommendations of the CICA with respect to goodwill and other intangible assets and as such the net income for the year does not include amortization of goodwill and brand name for 2003 and 2002 whereas the amortization of goodwill and brand name for 2001 was $3.6 million.

(2)	Revenues under management comprise fee-based revenue generated by all FHR owned and franchised hotels.

(3)	The Corporation defines EBITDA as income before interest, taxes, amortization, other income and expenses and reorganization and corporate expenses. Management considers EBITDA to be a meaningful indicator of hotel operations. However, readers are cautioned that EBITDA is not a defined measure of operating performance under Canadian GAAP. FHR’s calculation of EBITDA may be different than the calculations used by other entities. Supplemental information regarding the most directly comparable GAAP financial measure and a reconciliation of EBITDA thereto is presented below.

	2003	2002	2001
EBITDA	$142.4	$198.3	$163.1
Amortization	67.5	52.4	50.7
Other (income) expenses, net	2.1	(4.9)	10.1
Reorganization and corporate expenses	—	2.2	156.9
Interest expense, net	33.6	19.1	69.6

Operating Income	$39.2	$129.5	$(124.2)

Quarterly Information

     The following table sets out certain financial information for FHR on a consolidated basis for each of the quarters in 2003 and 2002.

	2003
	For the three months ended
	March 31	June 30	September 30	December 31
	(in millions, except amounts per share)
Revenues	$174.9	$181.9	$188.6	$146.0
EBITDA	42.2	43.4	46.9	9.9
Net income (loss)	12.5	40.1	11.6	(13.5)
Earnings per share (basic) available to common shareholders
Income (loss) from continuing operations	0.16	0.51	0.15	(0.17)
Net income	0.16	0.51	0.15	(0.17)
Weighted average number of common shares outstanding	79.3	79.4	79.1	79.1

	2002
	For the three months ended
	March 31	June 30	September 30	December 31
	(in millions, except amounts per share)
Revenues	$148.9	$157.6	$179.5	$132.3
EBITDA	38.1	53.2	74.2	32.8
Net income	13.6	28.9	39.0	11.0
Earnings per share (basic) available to common shareholders
Income (loss) from continuing operations	0.17	0.37	0.50	0.14
Net income	0.17	0.37	0.50	0.14
Weighted average number of common shares outstanding	78.6	78.6	77.9	78.6

ITEM 5: MANAGEMENT’S DISCUSSION AND ANALYSIS

     Reference is made to the section entitled “Management’s Discussion and Analysis” set out at pages 17 to 45 of FHR’s 2003 Annual Report, which is incorporated by reference in this Annual Information Form.

ITEM 6: DESCRIPTION OF SHARE CAPITAL, DIVIDEND POLICY
AND MARKETS FOR SECURITIES

Description of Share Capital

     FHR’s authorized capital consists of an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares. Only common shares have been issued and are outstanding.

     Shareholders are entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Corporation and one vote in respect of each share held at all such meetings. The shareholders are entitled, at the discretion of FHR’s board of directors, to receive out of any or all profits or surplus of FHR properly available for the payment of dividends, any dividend declared by the board and payable by FHR on the shares. The shareholders will participate rateably in any distribution of the assets of FHR upon the liquidation, dissolution or winding-up of FHR or other distribution of its assets among its shareholders for the purpose of winding up its affairs. Such participation will be subject to the rights, privileges, restrictions and conditions attached to any securities of the Corporation issued and outstanding at such time ranking in priority to the shares upon liquidation, dissolution or winding-up of FHR.

Dividend Policy

     FHR’s board has established a policy to pay an annual dividend of $0.08 per share, paid semi-annually. The payment of dividends by the Corporation will be dependent upon the financial requirements of FHR to fund future growth, the financial condition of the Corporation and other factors the board may consider appropriate in the circumstances. There can be no assurance that a dividend will be declared in any given year.

Market for Securities

     The shares are listed under the symbol “FHR” on the Toronto Stock Exchange and the New York Stock Exchange.

ITEM 7: DIRECTORS AND SENIOR OFFICERS

     The following are the names and the municipalities of residence of the individuals who are FHR’s directors and senior officers, their positions and principal occupations within the past five years. Each of the directors will serve his or her term in office until FHR’s annual meeting in 2005.

Directors

Stephen E. Bachand, Ponte Vedra Beach, Florida

     Stephen E. Bachand, 66, Corporate Director is the former President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports, leisure and home products. He held that position from March 1993 until August 2000. He is a director of the Bank of Montreal and Canadian Pacific Railway Limited. Mr. Bachand was a director of CPL from 1997 until October 2001 and has been a director of FHR since then.

William R. Fatt, Toronto, Ontario

     William R. Fatt, 53, was appointed Chief Executive Officer and a director of FHR on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI, positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc., The Jim Pattison Group and Toronto General & Western Hospital Foundation.

Peter C. Godsoe, Toronto, Ontario

     Peter C. Godsoe, 66, Corporate Director, was Chief Executive Officer of The Bank of Nova Scotia from 1993 until his retirement in December 2003. He was a member of the Board of Directors of The Bank of Nova Scotia from 1982 until March 2004. He is a director of Barrick Gold Corporation, Empire Company Limited, Ingersoll-Rand Company Limited, Lonmin PLC, Rogers Communications Inc., Templeton Emerging Markets Investment Trust PLC and Mount Sinai Hospital. He was appointed a FHR director in December 2003.

Michael J. Kowalski, Kinnelon, New Jersey

     Michael J. Kowalski, 52, is Chairman and Chief Executive Officer of Tiffany & Co., a luxury goods retailer, designer, manufacturer and distributor. Mr. Kowalski was appointed President of Tiffany and Co. in January 1996 and assumed the role of Chief Executive Officer in February 1999. He has been a member of Tiffany & Co.’s Board of Directors since January 1995. He also serves on the Boards of the Bank of New York, Wildlife Conservation Society, National Parks Conservation Association and as a Trustee for the Jewelers of America. He was appointed a director of FHR in June 2002.

David P. O’Brien, Calgary, Alberta

     David P. O’Brien, 62, is Chairman and a director of EnCana Corporation, an oil and gas company, positions he has held since April 2002. From October 2001 to April 2002, Mr. O’Brien was Chairman and Chief Executive Officer and a director of PanCanadian Energy Corporation. Prior to October 1, 2001, Mr. O’Brien was the Chairman, President and Chief Executive Officer of CPL, positions that he had held from May 1996. Mr. O’Brien was first elected as a director of CPL in 1995 and served until October 2001 and has been a member of the board of FHR since then. He is also a director and Chairman of the Board of Royal Bank of Canada, TransCanada PipeLines Limited, Inco Limited, Molson Inc., and the C.D. Howe Institute.

Karen M. Rose, San Francisco, California

     Karen M. Rose, 55, was Group Vice President and Chief Financial Officer of The Clorox Company, a manufacturer of household products, until her retirement in October 2003. She held a number of financial positions of increasing responsibility within The Clorox Company after joining them in 1978. She is a member of the Board of Trustees of the California College of the Arts in San Francisco, serving on the Trustees, Advancement and Academic Committees. She also serves on the Advisory Board of the Pathways to Learning Project at the University of Wisconsin and is Past President of the Board of Directors of the Magic Theatre, San Francisco. She was appointed a director of FHR in April 2004.

John L. Sharpe, Scottsdale, Arizona

     John L. Sharpe, 61, is the former President and Chief Operating Officer of Four Seasons Hotels Inc., a hotel management company, which position he held from 1995 to 1999. He currently serves on the board of directors of Empire Resorts Inc. He also served on the board of directors of Four Seasons Hotels Inc. from 1984 to 1999. He serves as a trustee of the Culinary Institute of America, and as Chairman of the Industry Advisory Board for the School of Hotel Administration at Cornell University. He was appointed to the board of FHR in October 2001.

L. Peter Sharpe, Toronto, Ontario

     L. Peter Sharpe, 57, was appointed President and Chief Executive Officer of Cadillac Fairview Corporation Limited, a real estate company, in April 2000. Prior to this appointment, Mr. Sharpe was Executive Vice President of that Company, a position he held from January 1995. Mr. Sharpe also serves as a director of The Sunnybrook Foundation and the Canadian Institute of Public and Private Real Estate Companies. He was appointed to the FHR board in October 2001.

Robert S. Singer, Milan, Italy

     Robert S. Singer, 52, is the former Executive Vice President and Chief Financial Officer of Gucci Group N.V., a luxury goods manufacturer and retailer. He held positions with Gucci from 1995 to April 2004. Previously, he was an Audit Partner at Coopers & Lybrand, Audit Firm, in Milan, Italy. He was appointed to the FHR board in April 2003.

Carole S. Taylor, Vancouver, British Columbia

     Carole S. Taylor, 58, was appointed Chair of the board of directors of CBC/Radio-Canada, a public broadcaster, in July 2001. She was the Chair of Canada Ports Corporation from 1997 until 1999. During that time she also served as Chair of the Vancouver Port Corporation. Prior to her involvement with the Ports system, she was elected to the Vancouver City Council for two terms. She is currently the Governor of the Vancouver Board of Trade, as well as a director of HSBC Bank USA, HSBC Bank USA Inc., HSBC North America Inc., and HSBC Holdings PLC. Ms. Taylor was a director of CPL from 1999 until October 2001 and has been a director of FHR since then.

Senior Officers

William R. Fatt, Chief Executive Officer, Toronto, Ontario

     William R. Fatt, 53, was appointed Chief Executive Officer and a director of FHR on October 1, 2001. In January 1998, he was appointed Chairman and Chief Executive Officer of FHRHI, positions he still holds. Up to October 1, 2001, he was Executive Vice President of CPL. From 1990 to his appointment to FHRHI, Mr. Fatt had been Chief Financial Officer of CPL. He is a Trustee and Vice Chairman of Legacy. He is also a director of EnCana Corporation, Enbridge Inc., Sun Life Financial Services of Canada Inc., The Jim Pattison Group and Toronto General & Western Hospital Foundation.

Chris J. Cahill, President and Chief Operating Officer, Oakville, Ontario

     Chris J. Cahill, 50, was appointed President and Chief Operating Officer on October 1, 2001. In October 1999, he was appointed a director, President and Chief Operating Officer of Fairmont, positions he still holds. He was appointed President and Chief Operating Officer for FHRHI in January 1998,

positions he still holds. Before his appointment to the position of President and Chief Operating Officer, Mr. Cahill held the position of Executive Vice President, FHRHI, from 1995 to 1997.

M. Jerry Patava, Executive Vice President and Chief Financial Officer, Toronto, Ontario

     M. Jerry Patava, 50, was appointed Executive Vice President and Chief Financial Officer on October 1, 2001. In October 1999, he was appointed a director, Executive Vice President and Chief Financial Officer of Fairmont, positions he still holds. He was appointed Executive Vice President and Chief Financial Officer of FHRHI in January 1998, positions he still holds.

Terence P. Badour, Executive Vice President, Law and Administration and Corporate Secretary, Toronto, Ontario

     Terence P. Badour, 47, was appointed Senior Vice President, General Counsel and Secretary on October 1, 2001 and assumed his current title in April 2003. In October 1999, he was appointed director, Senior Vice President, General Counsel and Secretary of Fairmont, positions he still holds. He is also Executive Vice President and General Counsel of Legacy. He was appointed Vice President, General Counsel and Corporate Secretary of FHRHI in 1998, and became Senior Vice President, General Counsel and Corporate Secretary in February 2001, and still holds these positions. Mr. Badour was appointed Corporate Counsel and Assistant Secretary of CPL in 1996 and served in that capacity until he joined FHRHI.

John M. Johnston, Executive Vice President, Development, Toronto, Ontario

     John M. Johnston, 56, was appointed Executive Vice President on October 1, 2001. In October 1999, he was appointed a director of Fairmont, a position he still holds. He was appointed President of Delta in October 1998 following its acquisition by FHRHI, a position he held until being appointed Chairman in January, 2003. From 1996 to 1998, Mr. Johnston served as Executive Vice President Operations for Loews Hotels in New York, a hotel management company. From 1990 until 1996, Mr. Johnston was Vice-President, Asia for Four Seasons Hotels Inc., a hotel management company.

Thomas W. Storey, Executive Vice President, Business Development and Strategy, Scottsdale, Arizona

     Thomas W. Storey, 47, was appointed Executive Vice President, Business Development and Strategy on October 1, 2001. He joined the Corporation as Executive Vice President, Business Development and Strategy in February 2001. Mr. Storey was with Promus Hotels, a hotel management and ownership company, as Executive Vice President Strategic Planning & Venture Operations from 1998 until 2000 and Executive Vice President Marketing from 1997 to 1998. Prior to joining Promus Hotels, he was Executive Vice President Sales and Marketing at Doubletree Hotels.

John S. Williams, Executive Vice President, Operations, Toronto, Ontario

     John S. Williams, 60, was appointed Executive Vice President, Operations on October 1, 2001. He was appointed Regional Vice President, British Columbia for FHRHI in May 1995 and held the same position for Fairmont’s U.S. and Mexican hotels from September 1998. Mr. Williams was appointed Executive Vice President, Operations of Fairmont in August 2000, a position he still holds.

Timothy J. Aubrey, Senior Vice President, Finance, Willowdale, Ontario

     Timothy J. Aubrey, 38, was appointed Senior Vice President, Finance in December 2002. He has held various positions of increasing responsibility with FHR’s subsidiaries since joining the organization in 1994 including Vice President, Technology of Fairmont.

Neil J. Labatte, Senior Vice President, Real Estate, Toronto, Ontario

     Neil J. Labatte, 47, was appointed President and Chief Executive Officer of Legacy on March 7, 2003. He also continues as Senior Vice President, Real Estate of FHR, a position he was appointed to on October 1, 2001. In October 1999, he was appointed director and Senior Vice President, Real Estate of Fairmont, positions he still holds. Mr. Labatte joined FHRHI in 1997 as Vice President Acquisitions, and was appointed Senior Vice President, Real Estate in February 2001, a position he still holds. He has been with Legacy since July 1999 as President and Chief Operating Officer. For the four years prior to joining FHRHI, Mr. Labatte was a founder, principal and board member of A.E.W. Mexico Company, a real estate investment management company.

Shareholdings of Directors and Senior Officers

     As at May 17, 2004 the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over less than 1% of any class of voting securities of the Corporation or those of any subsidiaries.

Committees of the Board

Audit Committee: R.S. Singer (Chairman), S. E. Bachand, K. M. Rose, J.L. Sharpe and L.P. Sharpe

Corporate Governance and Nominating Committee: P.C. Godsoe (Chairman), M.J. Kowalski, D. P. O’Brien, L.P. Sharpe, and C. S. Taylor

Management Resources and Compensation Committee: S.E. Bachand (Chairman), P. C. Godsoe, M.J. Kowalski and D. P. O’Brien

Environmental and Safety Committee: J.L. Sharpe (Chairman), K.M. Rose, R.S. Singer and C. S. Taylor

ITEM 8: ADDITIONAL INFORMATION

     Copies of the following documents may be obtained upon request from the Corporate Secretary, Fairmont Hotels & Resorts Inc., Canadian Pacific Tower, 100 Wellington Street West, Suite 1600, TD Centre, P.O. Box 40, Toronto, Ontario, M5K 1B7:

(i)	one copy of the Annual Information Form (“AIF”), together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF;

(ii)	one copy of the comparative financial statements of FHR for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of FHR that have been filed, if any, for any period after the end of its most recently completed financial year;

(iii)	one copy of the information circular of FHR in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate; and

(iv)	one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or a short form prospectus and are not required to be provided under clauses (i), (ii) or (iii).

     With respect to any document referred to in clauses (i), (ii) and (iii), FHR may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of FHR.